Mail Stop 3561

July 1, 2009

Ronald D. Cook
Executive Vice President, General Counsel & Corporate Secretary
Fidelity National Information Services, Inc.
601 Riverside Avenue
Jacksonville, Florida 32204

> **Re: Fidelity National Information Services, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed June 16, 2009**
> **File No. 333-158960**

Dear Mr. Cook:

We have reviewed your response letter and amendment to your registration statement on Form S-4 filed June 16, 2009. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Amendment No. 1 to Registration Statement on Form S-4

General

1. Please file your tax and legal opinions with your next amendment or advise us when you expect to file the opinions.

Summary, page 1

The Investments and Investment Agreement, page 6

2. We note your revisions on pages 6, 7 and 44 of your Form S-4 in response to comment 1 of our June 3, 2009 letter regarding your reasons for entering the investment agreement. You state on pages 7 and 44 that the board considered the investment agreement "in the context of the discussions with Metavante's lenders regarding modifications to the terms of Metavante's existing debt in connection with the proposed merger." Please expand

your disclosure to describe the issues raised by Metavante's lenders and how the investment agreement addresses those issues.

3. We reissue comment 1 of our June 3, 2009 letter, in part. We note your revision in the second to last paragraph on page 44 stating that in approving the investment agreement your board considered that the issuance of shares would be dilutive to your existing shareholders. Please expand your disclosure to state that this dilution is in addition to the dilution caused by the shares being issued in the merger.

FIS Proposal 1 and Metavante Proposal 1: The Merger, page 38

Background of the Merger, page 38

4. We note your revision in the second paragraph on page 38 in response to comment 3 of our June 3, 2009 letter indicating that Mr. Frank R. Martire, then President and Chief Executive Officer of Metavante, initiated the call with Mr. Kennedy in mid-July 2008. Please expand your disclosure to discuss the events that occurred after this call that led to the meeting "to discuss a possible business combination of FIS and Metavante."

5. We note your revisions in the third paragraph on page 38 regarding your hiring of both Banc of America Securities and Goldman, Sachs & Co. to serve as your financial advisors. It appears from your revised disclosure that both financial advisors were retained to perform identical roles. In light of this, please revise your disclosure to address the reason for engaging two financial advisors.

6. We note your response to prior comment four of our June 3, 2009 letter and your indication that neither board sought advice from their respective financial advisors with respect to alternative transactions. In an appropriate place in your disclosure, please elaborate to discuss the alternatives to the proposed transaction that were considered, if any, by Metavante. In this regard, we note the disclosure on page 41 where you mention a discussion of alternatives considered; please add additional detail to address why the instant transaction was pursued over any alternative(s). If no alternatives were considered, please state this.

Where You Can Find More Information, page 117

7. Please update your incorporation by reference table on page 118 to include your most recent filings as required by Item 11 of Form S-4.

* * *

As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Please contact Chris Chase, Attorney-Advisor, at (202) 551-3485, Mara Ransom, Legal Branch Chief, at (202) 551-3264 or me at (202) 551-3725 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Matthew M. Guest, Esq.
        Wachtell, Lipton, Rosen & Katz
        (Via Facsimile)